SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                          (Amendment No. _____5_____)*

                           Tengtu International Corp.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    88033T102
                                    ---------
                                 (CUSIP Number)

                                 William Ballard
                                    President
                           Orion Capital Incorporated
                            Sherway Executive Center
                       310 North Queen Street, Suite 103N
                       Etobicoke, Ontario M9C 54K, Canada
                               Tel. (416) 323-2724
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 31, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                              Page 1 of 11 Pages

                                  SCHEDULE 13D

CUSIP No.:  88033T102                                         Page 2 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Orion Capital Incorporated

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada

       NUMBER OF             7     SOLE VOTING POWER  -  13,436,839
        SHARES
      BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                9     SOLE DISPOSITIVE POWER  -  13,436,839
      REPORTING
     PERSON WITH             10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         13,436,839

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]1

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         CO

--------
1 Orion Capital Incorporated is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged to it as security for a loan to an officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Orion and Mr. Ballard disclaim beneficial ownership as to these shares.

                               Page 2 of 11 Pages

                                  SCHEDULE 13D

CUSIP No.:  88033T102                                         Page 3 of 11 Pages

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William Ballard

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                   [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada

       NUMBER OF             7     SOLE VOTING POWER  -  13,436,839
        SHARES
      BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                9     SOLE DISPOSITIVE POWER  -  13,436,839
      REPORTING
     PERSON WITH             10    SHARED DISPOSITIVE POWER

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,436,839

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]2

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         25.4%

14       TYPE OF REPORTING PERSON

         IN

--------
2 Orion Capital Incorporated is also the holder of 70,000 shares of common stock of Tengtu International Corp. pledged to it as security for a loan to an officer and director of Tengtu International Corp., who is the record and beneficial owner of the shares. Orion and Mr. Ballard disclaim beneficial ownership as to these shares.

                               Page 3 of 11 Pages

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Tengtu International Corp., a Delaware corporation (the "Company"), with its principal executive offices located at 206-5050 Kingsway, Burnaby, B.C., Canada V5H 4H2.

Item 2.  Identity and Background.

         This Statement is being filed by Orion Capital Incorporated, a corporation organized under the laws of Ontario, Canada ("Orion"), and by William Ballard, a citizen of Canada ("Mr. Ballard"). Mr. Ballard is President of Orion and he owns 100% of the outstanding shares of common stock of Orion. Mr. Ballard is a "controlling person" of Orion. The principal executive offices of Orion are located at Sherway Executive Center, 310 North Queen Street, Suite 103N, Etobicoke, Onatrio M9C 54K Canada. Orion is a holding company.

         Information regarding the directors and executive officers of Orion (including Mr. Ballard) is set forth on Schedule I attached hereto, which
Schedule is hereby incorporated by reference. Except as set forth on Schedule I, all of the directors and executive officers of Orion are citizens of Canada.

         During the last five years, neither Orion nor, to the best knowledge of Orion, any person named in Schedule I attached hereto (including Mr. Ballard) has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Of the 13,436,839 shares of Common Stock to which this Statement relates, (a) 10,756,067 of such shares were acquired by Orion in various transactions prior to June 31, 2001 and are reflected in previous Schedule 13D filings for Orion; (b) 201,600 of such shares were acquired by Orion on the open market between July 1, 2001 and January 17, 2002; (c) 125,004 of such shares were issued to Orion between July 1, 2001 and December 31, 2001 pursuant to a Consulting Agreement between Orion and the Company (the "Consulting Agreement") which provides for Orion to receive 500,000 shares of Common Stock in monthly ratable installments prior to December 2002; (d) 20,834 of such shares were issued to Orion on January 31, 2002 pursuant to the Consulting Agreement (e) 1,300,000 of such shares were acquired pursuant to a Stock Purchase Agreement dated October 31, 2001; (f) 216,667 of such shares represent warrants acquired by Orion pursuant to a Stock Purchase Agreement dated October 31, 2001; (g) 700,000 of such shares were acquired pursuant to a Stock Purchase Agreement dated November 15, 2001; (h) 116,667 of such shares represent warrants acquired by Orion pursuant to a Stock Purchase Agreement dated November 15, 2001. Orion purchased the Common Stock with working capital.

                               Page 4 of 11 Pages

Item 4.  Purpose of Transaction.

         The purpose of the purchase by Orion of the shares of Common Stock referred to above is to acquire a significant equity position in the Company. Orion does not consider itself a passive investor and should not be regarded as such.

         Subject to applicable legal requirements and the factors referred to below, Orion may purchase additional shares of Common Stock from time to time in open market or privately negotiated transactions, but it may determine at any time to dispose of all or a portion of its shares of Common Stock. In determining whether to purchase additional shares or to dispose of its shares, and in formulating any plan or proposal with respect to any transaction between Orion and the Company, Orion intends to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to Orion's ownership of Common Stock, the price and availability of shares of Common Stock, other investment and business opportunities available to Orion, developments with respect to Orion's business, and general economic, monetary and stock market conditions.

         Except as otherwise described herein, neither Orion nor Mr. Ballard has any plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on February 4, 2002, each of Orion and Mr. Ballard were the beneficial owners of 13,436,839 shares of Common Stock, which constitute in the aggregate 25.4% of the outstanding shares of Common Stock (based on 52,962,672 shares of Common Stock outstanding as of January 16, 2002 based on figures provided by the Company). Orion is also the holder of 70,000 shares of Common Stock pledged to it as security for a loan to an officer and director of the Company (the "Pledged Shares"), who is the record and beneficial owner of the Pledged Shares. Both, Orion and Mr. Ballard disclaim beneficial ownership as to these Pledged Shares.

               Except as described in the preceding paragraph, neither Orion nor, to the best knowledge of Orion, any of the persons referred to in Schedule I attached hereto beneficially owns any shares of Common Stock.

         (b) Each of Orion and Mr. Ballard has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by Orion.

         (c)   Transactions in the Common Stock by Orion effected as of the last
Schedule 13D filing by Orion are described in Schedule II hereto, which Schedule is hereby incorporated by reference.

         (d) Each of Orion and Mr. Ballard has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Orion.

                               Page 5 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Neither Mr. Ballard, Orion nor any other person referred to in Schedule I attached hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         No Exhibits have been attached.

                               Page 6 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2002
                                            ORION CAPITAL INCORPORATED


                                            By:  /s/ WILLIAM BALLARD
                                                 -------------------------------
                                                 Name:  William Ballard
                                                 Title: President

                               Page 7 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2002

                                            WILLIAM BALLARD
                                            ------------------------------------
                                            William Ballard

                               Page 8 of 11 Pages

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

         The names, present principal occupations and business addresses of the directors and executive officers of the Reporting Person are set forth below. If no address is given, the director's or executive officer's business address is that of Orion Capital Incorporated (the "Reporting Person").

DIRECTORS OF ORION CAPITAL INCORPORATED
---------------------------------------

William Ballard, President of Orion Capital Incorporated

John Perkins, Lawyer and Corporate Secretary of Orion Capital Incorporated


EXECUTIVE OFFICERS OF ORION CAPITAL INCORPORATED
------------------------------------------------

William Ballard, President of Orion Capital Incorporated

John Perkins, Lawyer and Corporate Secretary of Orion Capital Incorporated

                               Page 9 of 11 Pages

                                                                     SCHEDULE II


                     Schedule of Transactions in the Shares
                     --------------------------------------


--------------------------------------------------------------------------------------------------------------------
                                                        Price
                                           No. of        per
  Purchaser             Date               Shares       Share                           Comment
--------------------------------------------------------------------------------------------------------------------
    Orion           July 18, 2001          4,000        $1.41             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion           July 18, 2001           500         $1.40             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion           July 18, 2001           500         $1.38             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion           July 18, 2001           500         $1.37             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion           July 31, 2001         20,834        $0.30             Shares acquired pursuant to Consulting
                                                                                Agreement with the Company
--------------------------------------------------------------------------------------------------------------------
    Orion          August 23, 2001         1,500        $1.54             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion          August 30, 2001         8,000        $1.35             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion          August 30, 2001         2,500        $1.37             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion          August 30, 2001          500         $1.36             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion          August 31, 2001          500         $1.37             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion          August 31, 2001        20,834        $0.30             Shares acquired pursuant to Consulting
                                                                                Agreement with the Company
--------------------------------------------------------------------------------------------------------------------
    Orion        September 06, 2001         500         $1.37             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 10, 2001        5,000        $1.34             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 10, 2001        7,500        $1.35             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 11, 2001       20,000        $1.28             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 11, 2001        5,000        $1.286            Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 13, 2001        5,000        $1.00             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 20, 2001        2,500        $0.96             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 20, 2001        5,000        $0.86             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 21, 2001       15,000        $0.92             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 24, 2001        5,000        $0.94             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 24, 2001        7,500        $0.92             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 25, 2001        2,500        $0.92             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 26, 2001       12,500        $0.92             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 27, 2001       10,500        $1.36             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 27, 2001        1,000        $1.32             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion        September 30, 2001       20,834        $0.30             Shares acquired pursuant to Consulting
                                                                                Agreement with the Company
--------------------------------------------------------------------------------------------------------------------
    Orion          October 5, 2001        27,000        $1.21             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion          October 9, 2001         2,000        $1.20             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion          October 9, 2001         3,500        $1.21             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 10, 2001         5,000        $1.10             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 16, 2001         1,200        $1.20             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 18, 2001          700         $1.23             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 18, 2001         2,000        $1.21             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 18, 2001         1,300        $1.24             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 18, 2001         4,000        $1.22             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 18, 2001         4,000        $1.19             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 18, 2001         3,500        $1.20             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 19, 2001         3,000        $1.26             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 19, 2001         5,000        $1.25             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------

                              Page 10 of 11 Pages

--------------------------------------------------------------------------------------------------------------------
    Orion         October 19, 2001         5,000        $1.22             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 19, 2001         6,000        $1.28             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 23, 2001         1,000        $1.29             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 23, 2001         2,000        $1.25             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 23, 2001         1,000        $1.23             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 29, 2001          700         $1.33             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 30, 2001          700         $1.31             Shares acquired on the open market
--------------------------------------------------------------------------------------------------------------------
    Orion         October 31, 2001       1,300,000      $1.00             Shares acquired pursuant to a Stock
                                                                          Purchase Agreement dated October 31, 2001
--------------------------------------------------------------------------------------------------------------------
    Orion         October 31, 2001        216,667        n/a              Warrants acquired pursuant to a Stock
                                                                          Purchase Agreement dated October 31, 2001
--------------------------------------------------------------------------------------------------------------------
    Orion         October 31, 2001        20,834        $0.30             Shares acquired pursuant to Consulting
                                                                                Agreement with the Company
--------------------------------------------------------------------------------------------------------------------
    Orion         November 15, 2001       700,000       $1.00             Shares acquired pursuant to a Stock
                                                                          Purchase Agreement dated November 15, 2001
--------------------------------------------------------------------------------------------------------------------
    Orion         November 15, 2001       116,667        n/a              Warrants acquired pursuant to a Stock
                                                                          Purchase Agreement dated November 15, 2001
--------------------------------------------------------------------------------------------------------------------
    Orion         November 30, 2001       20,834        $0.30             Shares acquired pursuant to Consulting
                                                                                Agreement with the Company
--------------------------------------------------------------------------------------------------------------------
    Orion         December 31, 2001       20,834        $0.30             Shares acquired pursuant to Consulting
                                                                                Agreement with the Company
--------------------------------------------------------------------------------------------------------------------
    Orion         January 31, 2002        20,834        $0.30             Shares acquired pursuant to Consulting
                                                                                Agreement with the Company
--------------------------------------------------------------------------------------------------------------------

                              Page 11 of 11 Pages